Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

information to be included in statements filed pursuant to
§240.13d-1(a) and amendments thereto filed pursuant to §240.13d -2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LANTIS LASER INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

516546207

(CUSIP Number)

Ernest Stern, Esq.
Akerman Senterfitt LLP

750 Ninth Street, N.W., Suite 750
Washington, D.C. 20001
(202) 824-1705

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.	☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 870808102	SCHEDULE 13D	Page 2 of 6

1.	names of reporting persons Al Pietrangelo
2.	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	sec use only
4.	source of funds (See Instructions) N.A.
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 355,000,000
	8.	shared voting power 0
	9.	sole dispositive power 355,000,000
	10.	shared dispositive power 0

11.	aggregate amount beneficially owned by each reporting person 355,000,000 [1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

1 The aggregate amount beneficially owned includes 55,000,000 shares of common stock in the Issuer and 1,000,000 Series A preferred shares, each of which has 300 votes and allows the holder to vote on an as-converted basis with the holders of common stock.

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Item 1. Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") filed by Al Pietrangelo (the "Reporting Person") relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Lantis Laser Inc., a Nevada corporation (the "Issuer"). For purposes of this Schedule 13D, the phrase Common Stock shall include shares covered by shares of Series A preferred stock that has 300 votes per share and allows the holder to vote on an as-converted basis with the holders of Common Stock, 1,000,000 of which are owned by the Reporting Person. The principal executive offices of the Issuer are located at 41 Howe Lane, Freehold, New Jersey 07728.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Al Pietrangelo, the Reporting Person, with respect to the shares of the Issuer's Common Stock and Series A preferred stock that are not registered under section 12 of the Securities Exchange Act of 1934, as amended, but which allow the holder to vote with the holders of Common Stock on an as-converted basis.

(b) The business address of the Reporting Person is 41 Howe Lane, Freehold, N.J. 07728.

(c) The Reporting Person is the President and Chairman of the Board of Directors of the Issuer. The principal business address of the Issuer is 41 Howe Lane, Freehold, N.J. 07728.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

N.A.

Item 4. Purpose of Transaction.

The Reporting Person acquired his shares of Common Stock and Series A preferred stock to acquire control of the Issuer in anticipation of facilitating the growth of the Issuer by future, unspecified acquisitions.

History of Lantis Laser Inc.

The Issuer was incorporated in the State of Nevada in February 1998 under the name Beekman Enterprises, Inc. In February 2001, it changed its name to Virtual Internet Communications, Inc., and in April 2002, it again changed its name to Hypervelocity, Inc. Until September 2002, Hypervelocity was a consulting firm specializing in voice, data and video communications convergence, network design and integration. In September 2002, Hypervelocity dissolved its operating subsidiary and assigned its assets to an individual holding a note payable that was secured by the assets. From September 2002 until November 2004, Hypervelocity was a non-trading public shell company with no operations. In November 2004, Hypervelocity acquired Lantis Laser, Inc., a New Jersey corporation formed in January 1998, in a reverse-triangular merger and succeeded to its business as its sole line of business. In connection with the merger, it changed its name to “Lantis Laser Inc.”

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On April 22, 2011, the Issuer entered into an Agreement and Plan of Merger to acquire TAG Minerals Inc. ("TAG"). It consummated the merger on May 23, 2011 and issued to the shareholders of TAG 165,000,000 shares of its common stock which represented 50% of its total issued and outstanding shares at the time of the merger in exchange for 100% of its shares in TAG. As a result of the merger TAG is now a wholly-owned subsidiary of the Issuer.

TAG is a corporation formed under the laws of the State of Wyoming and engaged in the business of mineral resource acquisition, exploration and development, with operations conducted through its operating affiliated company, TAG Minerals Zimbabwe (Private) Limited (“TAG-Z”). TAG-Z's business is managed by its directors and officers who have mineral extraction and commercial experience. TAG is augmented by independent financial, geological, and mining professionals who advise the company on its mining and exploration projects throughout Zimbabwe, Africa.

The Issuer is now conducting its gold mining business through TAG and the dental technology business through its other wholly-owned subsidiary, Lantis Laser, Inc. Concurrent with the merger agreement with TAG, the Issuer's former Chief Executive Officer and Chairman of the Board, Stanley B. Baron, and Executive Vice President Clinical Affairs and a former Director of the Issuer, Craig Gimbel, resigned on May 6, 2011. The Issuer retained these two former executives to continue to head up its dental technology subsidiary. The Issuer's executive offices are now at 41 Howe Lane, Freehold, New Jersey 07728.

 Through its operating affiliate, TAG Minerals Zimbabwe (PVT) Ltd. ("TAG-Z"), the Issuer entered into a Sale of Shares Agreement dated September 19, 2011, pursuant to which TAG-Z, for a total cash payment of $433,000, to be paid in installments through November 30, 2012, purchased 100% of the mineral assets of Dodge mine blocks 1-6, located in Zimbabwe. Along with the purchase of Dodge mine blocks 1-6 TAG-Z received 50% of the issued and outstanding shares of common stock of Chiroswa Minerals (PVT) Limited ("Chiroswa"), an inactive company originally formed to conduct mining operations on the Dodge mine. Since Chiroswa was not an operating company TAG-Z canceled the Chiroswa shares it received under the Sale of Share Agreement and intends to conduct mining operations on the Dodge blocks itself.

On January 24, 2012 the Issuer filed a Certificate of Designation with the Nevada Secretary of State to authorize 3,000,000 Series A preferred stock out of the 10,000,000 blank check preferred stock currently authorized in the Company's Articles of Incorporation. The Series A preferred have 300 votes per shares for a total of 900,000,000 votes and allow the holder of such Series A preferred shares to vote on an as-converted basis with the holders of common stock. The Issuer issued 1,000,000 shares of Series A preferred stock to Al Pietrangelo.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to, or could result in, any of the matters referenced in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to beneficially own an aggregate of 355,000,000 shares of Common Stock of the Issuer, representing approximately 52% of the outstanding shares of Common Stock of the Issuer (based on 380,580,933 shares of Common Stock deemed issued and outstanding as of February 17, 2012 together with the 1,000,000 shares of Series A preferred stock, each share of which has 300 votes that allow the holder of such shares of Series A preferred stock to vote with the holders of Common Stock on an as-converted basis).

(b) The Reporting Person has the sole power to vote and the sole power to dispose of each of the 355,000,000 shares of Common Stock (including the Series A preferred stock that he owns) which he may be deemed to beneficially own.

(c) On February 14, 2012 the Reporting Person received 1,000,000 shares of Series A preferred stock to allow him to have sufficient control of the Issuer to facilitate its growth.

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(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information required by Item 6 is incorporated herein by reference from Item 4 of this report.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Amendment to the Articles of Incorporation of Lantis Laser Inc. to authorize 3,000,000 shares of Series A preferred stock.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2012	/s/ Al Pietrangelo
Al Pietrangelo